UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 10, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863



MARKET RELEASE

Sibanye-Stillwater strategic update

Salient points

- The Group achieved a record safety milestone of 5 million fatality free shifts on 4 January 2019
- Production from the second stope at the Blitz project commenced in October 2018. Together with record palladium prices, this is expected to provide a significant increase in revenue from the US PGM operations
- The SA PGM operations have benefited from higher rand PGM basket prices in H2 2018 with consistently good operational performance and 4E PGM production for 2018 of approximately 1.17 Moz, which is ahead of guidance for the year
- Post the South African Competition Tribunal's approval of the Lonmin Acquisition (subject to certain specific conditions imposed on Sibanye-Stillwater), AMCU filed an appeal on 19 December 2018. The parties await a final hearing date to be set down
- Industrial action affecting the SA gold operations since 21 November 2018 continues. Strike plans have successfully been implemented to limit losses during the ongoing strike action with approximately 34,600kg (1,1Moz) of gold produced for 2018
- Group liquidity remains sound. The debt maturity profile has been prudently structured, with major debt repayments only due from mid-2022

Johannesburg, 10 January 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) wishes to update stakeholders on relevant events since it last updated the market on 1 November 2018.

Record safety milestone achieved

On 10 December 2018, Sibanye-Stillwater's South African operations (both gold and PGM), achieved a notable safety milestone of 4 million fatality free shifts, with the Group recording 5 million fatality free shifts on 4 January 2019. These safety milestones are notable and represent a record safety performance for the Sibanye-Stillwater Group. Sibanye-Stillwater remains committed to providing a safe working environment for all employees.

The considerably higher palladium price and continued production build up at Blitz, benefits revenues from the US PGM operations

The palladium price has increased by more than 75% from US$744/oz to over US$1,300/oz, since the acquisition of Stillwater was announced on 9 December 2016. The current 2E PGM basket price of US$1,190/oz is 19% higher than the average 2018 2E PGM basket price of US$996/oz. Higher basket prices, together with increased production due to initiation of mining operations in a second stope block at Blitz

in October 2018, is expected to positively impact revenue at the US PGM operations. 2E PGM mined production for 2018 is expected to be approximately 590,000oz, in line with guidance for the year.

Robust performance from the SA PGM operations sustained

The SA PGM operations continue to perform well, with 4E PGM production for 2018 expected to be approximately 1.17Moz, ahead of published annual guidance and costs at the bottom end of guidance. The robust palladium and rhodium prices (up more than 40% in US$ terms in 2018), together with the weaker rand:dollar exchange rate (depreciating by 16% during 2018), boosted the rand 4E PGM basket price by 19% during the course of the 2018 year to more than R15,700/oz, significantly enhancing revenue.

Approximately 74% of the Group's adjusted EBITDA* in the first six months of the year was derived from the PGM operations, increasing to 85% in Q3 2018. In Q3 2017, PGMs contributed 49% of Group adjusted EBITDA. The strategic benefits of the Group's commodity and geographic diversification are clearly evident, with operational disruptions in the gold division offset by rising PGM prices and the solid operational performance of the PGM operations.

Strike action at the SA gold operations

Strike plans at the SA gold operations have been implemented in order to limit losses during the Association of Mineworkers and Construction Union (AMCU) strike action, which has been ongoing since 21 November 2018. This has been achieved by optimising production through the active deployment of employees reporting for work to specific production areas and minimising overhead costs by shutting down services (ventilation, refrigeration, etc.) to areas which are not operational. As per convention, employees who do not report for work are not paid, with wages generally accounting for around 50% of operating costs at the deep level gold mines.

Due in part to the successful implementation of these strike plans, gold production (excluding DRDGOLD production) for 2018 is expected to be approximately 34,600kg (1.1Moz), which is marginally below previous guidance of between 35,000kg and 36,000kg (1.13Moz and 1.16Moz) for the year.

We are saddened that there have been four employee fatalities, and several other employees have sustained injuries as a result of violent behaviour related to the strike. Sibanye-Stillwater condemns this intimidation and violence, and has engaged the unions directly and ultimately through the Labour court (the Court) and the Commission for Conciliation, Mediation and Arbitration (CCMA) in order to try and restore peace and stability to the operations.

Despite an apparent moderation in incidents of violence and intimidation following an interdict on violence from the Labour Court and the establishment of picketing rules by the CCMA at the end of November 2018, violent episodes, including burning of houses occupied by non-AMCU members in Blybank near Carletonville, have resumed in 2019.

During the course of the strike, the collective membership of the National Union of Mineworkers (NUM), UASA and Solidarity has increased to over 50% of the employees at the South African gold operations and on 13 December 2018, an amended wage agreement was signed with NUM, UASA and Solidarity, which allowed the agreement which was reached on 14 November 2018, to be extended to all employees at its South African gold operations, in terms of Section 23(1)(d) of the Labour Relations Act, No 66 of 1995 (S23(1)(d)).

On 22 December 2018, the Court ordered the CCMA to complete an independent verification exercise and report back to the Court on 7 January 2019. Management and AMCU have not been able to agree on the terms of reference for the verification exercise and the CCMA adjourned the proceedings. The CCMA has subsequently received guidance from the Court on the way forward with regards to the verification exercise, which will now proceed. We continue to pursue a peaceful end to this strike and are confident about the veracity of the employee union affiliations presented to the Court.

For reference to more information on the strike action, please refer to the various media releases on https://www.sibanyestillwater.com/investors/news/2018-gold-wage-negotiations.

The Lonmin acquisition

Approval by the South African Competition Tribunal for the proposed acquisition of Lonmin Plc (Lonmin), was received on 21 November 2018, subject to certain specific conditions imposed on Sibanye-Stillwater.

On 19 December 2018, AMCU filed an appeal against this decision with the South African Competition Appeal Court. Sibanye-Stillwater and Lonmin are awaiting a final hearing date to be set down.

Sibanye-Stillwater remains fully committed to the transaction, which it considers to remain compelling from both a strategic and value creation perspective and will enhance the sustainability of the Lonmin operations for the benefit of all stakeholders.

For further information in relation to the expected synergies, please refer to page 17 and pages 58 to 60 of the offer announcement dated 14 December 2017, available on https://www.sibanyestillwater.com/investors/transactions/lonmin/documents.

Balance sheet strength and flexibility

Group liquidity remains sound with the 2018 Stream financing allowing for a 28% reduction in bond obligations (from US$1,500 million to US$1,085 million). The Group's debt maturity profile has been carefully structured, with major debt repayments only due from mid-2022. As at 31 December 2018 the Group had approximately US$417 million (R6 billion at exchange rate of US$/R14.48) undrawn and available within its revolving credit facilities.

2018 Year end results presentation

Sibanye-Stillwater's operating and financial results for the six months and the year ended 31 December 2018 are expected to be released on Thursday, 21 February 2019.

* The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for, other measures of financial performance and liquidity.

Ends.

Sibanye-Stillwater Investor relations contact:

James Wellsted

Head of Investor Relations

Email: ir@sibanyestillwater.com

+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements, including "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "would", "expect", "can", "unlikely", "could" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group's Annual Integrated Report and Annual Financial Report, published on 2 April 2018, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 10, 2019

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer